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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
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                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             For September 29, 2006

                         COMMISSION FILE NUMBER 5-59311

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                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)
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                                 Neue Strasse 95
                     D-73230 Kirchheim/Teck-Nabern, Germany
                     (Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]             No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]             No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__


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                   DIALOG SEMICONDUCTOR Plc.: Trading update

     KIRCHHEIM/TECK, Germany--(BUSINESS WIRE)--Sept. 29, 2006--Dialog Semiconductor PLC (NASDAQ: DLGS) (FWB: DLG) was informed by its Asian customer, BenQ, that its German operations, BenQ Mobile GmbH, will file for insolvency at the local court in Munich within the next few days.

     Dialog's current related accounts receivables, inventory and materials at suppliers for BenQ are estimated to be in the range of EUR 5.0 million to EUR
7.0 million.

     It is now anticipated that Dialog's revenues for Q4 2006 will be in the region of EUR 11 million. This is a reduction from previous expectations principally due to development at BenQ.

     However, BenQ has indicated that its worldwide mobile business is to be continued from Asia, so the impact for Dialog's business could be less than suggested above.

     As previously indicated, the Company is transitioning its revenues from 2G to 3G based products in 2006. BenQ was the remaining major element of our 2G based revenue. Dialog expected no more than EUR 7.0 million of its 2007 revenue to come from BenQ, mostly for shipments within the first half of next year.

     The Company remains confident in a return to growth in 2007 and has many 3G customer projects for 2007 which are entirely based on other major mobile phone customers.

     The company remains debt free and has healthy cash balances.

     Information and Explaination of the Issuer to this News:

     Information about Dialog Semiconductor

     Dialog Semiconductor develops and supplies power management, audio and display technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG) and on the NASDAQ (DLGS) exchanges.


     CONTACT: Dialog Semiconductor PLC
              Birgit Hummel, +49 7021-805 412
              birgit.hummel@diasemi.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                                   DIALOG SEMICONDUCTOR PLC
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Date   September 29, 2006                          By /s/ Jalal  Bagherli
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                                                      Dr. Jalal Bagherli
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                                                      Executive Director and CEO
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